

February 26, 2013

Via E-mail
Carl Wolf
Chief Executive Officer
Mascot Properties, Inc.
25 Branca Road
East Rutherford, NJ 07073

> **Re: Mascot Properties, Inc.**
> **Form 8-K**
> **Filed January 30, 2013**
> **File No. 333-174445**

Dear Mr. Wolf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business of MamaMancini's, page 3

1. Please include in a separately captioned subsection the disclosure relating to description of properties called for by Item 102 to Regulation S-K. Refer to Item 3 to Form 10. See also CF Disclosure Guidance: Topic 1, available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

Overview, page 3

2. Please balance this section by disclosing your net losses for the last two fiscal years, your negative cash flows, and your net accumulated losses. Also, please disclose that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

3. Please define or clarify what you mean by "all natural" and disclose, if true, that there is no precise generally accepted or FDA-approved definition of "all natural."

4. Please revise to state as a belief that you market an "upscale line" of food or substantiate that statement to us.

5. Please clarify what is "food to go" sections of stores. For example, is the store selling the food already cooked and ready to eat or does the consumer have to cook or heat it up, for instance?

6. Please clarify by what is meant by the statement that you have over "16,000 placements of products," in retail locations. For instance, does this mean that your product can be found in over 16,000 stores? We note your disclosure on page 10, as well, that you have over 16,000 locations on retail shelves. Please revise to clarify throughout, as necessary.

Product Development, page 8

7. Please clarify if these to be developed products are to be developed pursuant to the Development and License agreement or if they are considered "Other Products," under that agreement. Also, clarify if these products are also based upon Ms. Mancini's traditional recipes or advise.

Key Product Attributes, page 9

8. Please substantiate that your ingredients are of the "highest quality" and provide us with the basis for your belief that customers view your products "as a healthy alternative." In the alternative, please revise to clarify those statements are your beliefs.

Market Size, page 9

9. Please describe the market for specialty prepared and frozen foods and provide market data to the extent available.

10. We note you provide data as of 2009. Please update that to a more recent date, to the extent practicable.

Sales, Marketing, and Distribution, page 10

11. Please disclose the geographic scope of your product distribution and whether there are any states that comprise greater than ten percent of your sales.

USDA approval / Regulations, page 11

12. Please discuss the USDA or FDA regulations applicable to the manufacturing and sale of "natural" and "all natural" products. Please add a risk factor describing the risks in the event the FDA was to determine that your characterization of a product as "all natural" is misleading.

Growth Plan, page 11

13. Please revise each of the bullet points on this page to disclose the estimated budget for each component of your growth plan. Please also discuss the material steps of each of these plans and timeframes for any necessary steps. Please also balance the disclosure to indicate the need for any additional financing to complete the goals. If financing is not currently available to you, please also make that clear in this section. Provide similar balancing disclosure, as applicable to your Product Development discussion, at page 8.

Risk Factors, page 12

14. Please add a risk factor describing the risks that, because consumers of prepared and frozen products tend to be price conscious, they may be less willing to pay for your gourmet products during economic downturns and you may be unable to pass higher commodity and transportation costs onto consumers or advise why you do not think that is necessary.

We will need additional capital, page 12

15. Please revise here and in your Overview section to disclose the estimated amount of additional capital to implement your growth plan and to satisfy other cash needs for the next 12 months.

There is serious doubt regarding our ability to continue as a going concern, page 13

16. Please revise to clarify that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

All of our manufacturing is outsourced, page 13

17. Please describe in a separate risk factor, with its own risk factor subheading, any risks related to you being dependent on a related party to manufacture your product. In this risk factor, address any risks that may arise at the end date of the supply and management agreement with HDU, if applicable.

There has been a limited trading market, page 18

18. Please disclose which OTC Marketplace tier you anticipate being quoted on. Please indicate the symbol under which your Common Stock is or has been quoted on the OTC Markets. If applicable, please also provide the most recent sales price and date of trade. Similarly provide the symbol, last date of trade and price under the Risk Factor, "Our common stock is considered a penny stock," at page 17.

If we fail to establish and maintain an effective internal control system, page 18

19. We note your reference to any "current internal control deficiencies." Please discuss the risks of any known internal control deficiencies or advise.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 19

20. Please revise the first sentence of the introductory paragraph to remove the implication that the statutory safe harbor is available for forward-looking statements made by you. In this regard, please move "within the meaning of the federal securities laws" or revise to state that the safe harbors are not available to you. We note that the statutory safe harbor is not available for forward-looking statements made by issuers of penny stock. See Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

Results of Operations for the Nine-Months Ended September 30, 2012 and 2011, page 19

21. Please briefly describe slotting fees and discuss the practices in your market segment with respect to the payment of slotting allowances, pay-to-stay fees, or other promotional consideration to introduce new products or to introduce products to new retailers. In the discussion, generally discuss whether or not you anticipate needing to pay slotting fees going forward. Please discuss whether you are limited by size or financial position in your ability to pay slotting allowances or similar consideration to introduce products and whether this presents a significant obstacle to your ability to expand your product placement. To the extent material, please revise the second risk factor on page 14 to describe the attendant risks.

Gross Profit, page 20

22. We assume your description of a 1% decrease in gross profit is intended to describe the decrease in gross profit margin. If our understanding is correct, please revise your disclosure in both interim and annual comparative discussions in future filings.

Operating Expenses, page 20

23. Please revise your disclosure in future filings to include the facts and circumstances surrounding each increase cited. Please include a draft of your proposed revised disclosure for both the interim and annual discussions.

Liquidity and Capital Resources, page 21

24. Refer to the final paragraph on page 22. Please specifically state that the auditors' report expressed substantial doubt as to your ability to continue as a going concern. Filings with such accountants' reports must contain appropriate and prominent disclosure of financial difficulties as well as viable plans to overcome these difficulties. Refer to Section 607.02

of the Financial Reporting Codification as well as AU 341.10 for guidance. Similar revisions should be made to your disclosure in the Footnote 3 on page F-10 to the quarterly financial statements and F-9 of the annual financial statements included as Exhibit 99.2.

Item 5.02 Departure of Directors or Principal Officers, page 32

(d) Appointment of Officers, page 33

25. Please remove ticker symbols from the biography of Carl Wolf.

Exhibit 99.2

Annual Financial Statements of MamaMancini's, LLC

Note 9 – Member's Equity, page F-22

26. We note that, although you have reflected the March 2012 exchange of units for common stock retrospectively and included appropriate disclosure in your September 30, 2012 interim financial statements, the December 31, 2011 and 2010 audited annual financial statements, for which the opinion is dated February 3, 2012, do not reflect or discuss the exchange. We assume that, as the interim financial statements retrospectively reflect this change, your upcoming Form 10-K for the year ended December 31, 2012 will also retrospectively reflect the exchange. We also assume that, to the extent reissuance is required prior to the issuance of the upcoming 10-K, such as in the case those financial statements are required to be included or incorporated by reference into a registration or proxy statement, they will be revised to retrospectively reflect the exchange.

27. As a related matter, reference is made to the subsequent event footnote included in the interim financial statements on page F-18. Please explain to us in your response why the private placement completed on December 5, 2012 is not disclosed in this footnote. Reference is made to the second paragraph in Item 1.01 to the Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3210 with any other questions.

       Sincerely,

       /s/ Susan C. Block

       Susan C. Block
       Attorney-Advisor